SEC File Number: 0-19711
CUSIP Number:84760C107

(Check One):
☐	Form 10-K
☐	Form 20-F
☐	Form 11-K
☑	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
The Spectranetics Corporation

Full Name of Registrant
N/A

Former Name if Applicable
96 Talamine Court

Address of Principal Executive Office (Street and Number)
Colorado Springs, CO 80907

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Spectranetics Corporation is not able to file its Form 10-Q for the fiscal quarter ended June 30, 2006 within the prescribed time period without unreasonable effort and expense due to the necessity of completing a review being conducted by the Company and its independent auditors into discrepancies identified after the end of the second fiscal quarter in certain raw material inventory relating to disposable products. The Company identified these discrepancies between quantities shown in its perpetual records and quantities actually on-hand during a July month-end physical inventory of certain raw material inventory conducted at the Company’s manufacturing site. The Company immediately commenced an internal review of this matter to determine what effect, if any, this will have on the Company’s operating results for the six months ended June 30, 2006. Based on current information, the Company does not believe its operating results for the year ended December 31, 2005 or prior periods will be affected. Although the Company’s review is continuing, the Company’s preliminary findings indicate the required adjustments will likely be material to the fiscal quarter ended June 30, 2006 resulting in a decrease to inventory, an increase to cost of revenue and a decrease to net income by a range of $100,000 to $400,000. This review is continuing and the final adjustment to operating results may be more than $400,000. The Company is endeavoring to facilitate the completion of this review as soon as possible and currently expects to file its Form 10-Q for the fiscal quarter ended June 30, 2006 by August 14, 2006.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Guy A. Childs	(719)	633-8333

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Spectranetics Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By:	/s/ Guy A. Childs Guy A. Childs
Chief Financial Officer